SPELZON CORP.

Bjorksundsslingan 29 nb, Stockholm, Sweden 12431

February 6, 2015

Mrs. Maryse Mills-Apenteng

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Spelzon Corp.

Registration Statement on Form S-1

Filed on: August 25, 2014

File No. 333-198338

Dear Mrs. Mills-Apenteng,

We received your letter dated February 2, 2015, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 25, 2014:

1.

We note that your auditors’ consent refers to the review report dated “November 14, 2014.” However, we note from the report on page 38 that it is dated December 18, 2014. Please revise to include a currently dated consent with the updated report date.

Our auditor revised to do the appropriate changes.

2.

We note that your auditors’ consent refers to the review report “for the period” ending October 31, 2014. Please replace the phrase “for the period” with “as of and for the period.”

Our auditor revised to do the appropriate changes.

3.

We note that your auditors’ consent refers to the audit report dated “August 21, 2014.” However, we note from the report on page 30 that it is dated December 18, 2014. Please revise to include a currently dated consent with the updated report date.

 Our auditor revised to do the appropriate changes.

4.

We note that your auditors’ consent refers to the audit report “for the period” ending July 31, 2014. Please replace the phrase “for the period” with “as of and for the period.”

Our auditor revised to do the appropriate changes.

This letter responds to all comments contained in your letter dated December 15, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Arthur Parrik

spelzoncorp@gmail.com

1-702-751-8467

Thank you.

Sincerely,

/S/ Arthur Parrik

Arthur Parrik, President